Exhibit 4.2
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
          This Amendment No. 1, dated as of April 7, 2006 (this “Amendment No. 1”), to the Rights Agreement, dated as of October 17, 2005 (the “Rights Agreement”), between Cygnus, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, as rights agent (the “Rights Agent”).
W I T N E S S E T H:

          WHEREAS, the Company and the Rights Agent have previously entered into the Rights Agreement;
          WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 27 thereof;
          WHEREAS, on November 21, 2005 the Company filed a Certificate of Dissolution pursuant to Section 275 of the Delaware General Corporation Law and the Company has made liquidating distributions to stockholders in cancellation of their Common Shares;
          WHEREAS, in view of the cancellation of each outstanding Common Share, the Company wishes to clarify that the Rights are no longer outstanding; and
          WHEREAS, the sole remaining member of the Board of Directors of the Company has approved the amendment of the Rights Agreement in the manner set forth herein; and
          NOW, THEREFORE, in consideration of the foregoing and mutual agreements set forth in the Rights Agreement and this Amendment No. 1, the parties agree as follows:
1.     Amendment to Definition of “Final Expiration Date”. The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is amended to read in its entirety as follows: “‘Final Expiration Date’ shall mean April 10, 2006.” All references to October 17, 2015 in the Form of Rights Certificate attached as Exhibit B to the Rights Agreement and in the Summary of Rights to Purchase Preferred Shares attached as Exhibit C to the Rights Agreement shall instead mean April 10, 2006.
2.     Addition of new Section 35. A new Section 35 is hereby added reading in its entirety as follows: “Section 35. Termination. This Agreement and the Rights established hereby will terminate in all respects on April 10, 2006.”
3.     Definitions. Terms not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to such terms as in the Rights Agreement. The term “Agreement” or “Rights Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby, and all references to the Agreement or Rights Agreement shall be deemed to include this Amendment No. 1.

4.     Governing Law. This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws; provided, however, that all provisions of this Amendment No. 1 regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within such State.
5.     Counterparts. This Amendment No. 1 may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.
6.     Descriptive Headings. Descriptive headings of the several Sections of this Amendment No. 1 are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
7.     Effectiveness. This Amendment No. 1 shall be effective as of the date first written above, and except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.
          IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the day and year first above written.

CYGNUS, INC.
By:	/s/ John C Hodgman
Name:	John C Hodgman
Title:	Chairman of the Board

MELLON INVESTOR SERVICES, LLC, as Rights Agent
By:	/s/ Asa Drew
Name:	Asa Drew
Title:	Vice President